May 9, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:	ImageWare Systems, Inc.

Registration Statement on Form S-1 (File No. 333-179469)

Ladies and Gentlemen:

ImageWare Systems, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the Registration Statement on Form S-1 (No. 333-179469) (the “Registration Statement”) to 10:00 A.M., Washington, D.C. time, on May 10, 2012 or as soon thereafter as is practicable.  The undersigned confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities being registered pursuant to the aforementioned Registration Statement.

The Company acknowledges that the adequacy and accuracy of the disclosure in the Registration Statement is the responsibility of the Company.  The Company further acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Upon grant of our request to accelerate effectiveness, we would appreciate your communicating to the Company’s counsel, Daniel W. Rumsey, via telephone at (619) 795-1134, confirmation of the exact time at which the Registration Statement was declared effective.

Very truly yours,

IMAGEWARE SYSTEMS, INC.

/s/ S. James Miller, Jr.
S. James Miller, Jr.
President and Chief Executive Officer